FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 21, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Q2 2018

Financial & Operating Results

On track

MTS 25 years

Some of the information in this press-release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q2 2018 HIGHLIGHTS

				Excl. impact of new standards (1)
MTS Group – Key figures (RUB bln)	Q2 2018	Q2 2017	Y-o-Y Change %	Q2 2018	Y-o-Y Change %
Revenue	114.3	106.8	7.0%	114.9	7.6%
of which: Russia	106.4	99.0	7.4%	106.9	7.9%
OIBDA	53.9	44.0	22.5%	46.2	5.1%
of which: Russia	51.1	42.1	21.4%	44.2	5.1%
Operating profit	27.6	23.9	15.7%	25.9	8.4%
Profit attributable to owners of the Company	14.3	14.7	-3.0%	15.0	2.1%
Cash CAPEX (2)	17.6	15.3	14.7%	17.6	14.7%
Net debt (3)	194.5	175.4	10.9%	197.6	12.7%
Net debt / LTM Adjusted OIBDA(4)	n/a	x1.0	—	x1.1	n/a
Operating cash flow (for 6 months)	70.1	64.9	8.0%	61.6	-5.1%
Free cash flow (for 6 months)	30.8	40.6	-24.0%	24.4	-39.8%

Mobile subscribers (mln)	Q2 2018	Q1 2018	Q-o-Q Change %	Q2 2017	Y-o-Y Change %
Total	105.9	106.2	-0.3%	107.8	-1.8%
Russia	78.1	78.1	stable	78.0	0.1%
Ukraine (5)	20.3	20.7	-2.0%	20.8	-2.6%
Armenia	2.1	2.1	0.4%	2.1	stable
Turkmenistan	—	—	—	1.7	n/a
Belarus (6)	5.3	5.3	1.2%	5.1	3.8%

Alexey Kornya, President and Chief Executive Officer, commented on the results:

In the second quarter of 2018, MTS continued to demonstrate positive trends in each market with particularly strong growth in Russia in the mobile segment. Group revenue increased 7.0% year-over-year to RUB 114.3 bln, while OIBDA grew 22.5% year-over-year to RUB 53.9 bln including the impact of new IFRS standards. On a like-for-like basis, OIBDA grew a solid 5.1% year-over-year. We delivered ahead of our targets and maintained our position as the leading telco in Russia. The Russian competitive environment improved during the reporting period and we benefited from better pricing environment, growing data consumption and encouraging sales of goods.

MTS is on track to further diversify its business and expand its digital product portfolio for retail and corporate customers. We took a number of strategic initiatives to enhance the Group’s potential for innovation. We opened a new R&D Center in Tatarstan to create innovative solutions based on 5G, IoT and Big Data technologies and signed agreements with the municipalities of ten Russia’s regions to stimulate their digital development. We also introduced an innovative telemedicine service using MTS cloud solutions and consolidated a controlling stake at MTS Bank to accelerate the launch of new financial services through streamlined operations and create digital mobile banking. We are in the process of integrating the recently acquired assets into the Group to realize significant synergies from our combined digital capabilities. All these steps are helping to build a solid basis for the Company’s further growth and strategic digital evolution.

(1)  Here and onwards in this document under new standards we imply IFRS 9, 15 and 16

(2)  Excluding costs of RUB 4.2 bln related to the purchase of 4G licenses in Ukraine in Q2 2018

(3)  Excluding lease obligations

(4)  Adjusted OIBDA doesn’t include a loss from impairment of non-current assets of RUB 3.8 bln for FY 2017

(5)  Including CDMA subscribers

(6)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

We maintain our commitment to providing attractive shareholder returns. In 2018, we intend to pay RUB 26 per share of dividend. On top of that, In July, we launched a new share repurchase program for RUB 30 bln over two years.

While challenges lie ahead related to macro-economic factors, the competitive environment, regulatory changes and uncertainty over distribution, we are confident enough about our outlook for this year to increase our full-year guidance. Now, we forecast a 2-4% increase in revenue and about 2% increase in OIBDA, excluding the impact of new IFRS standards.

KEY CORPORATE DEVELOPMENTS

MERGERS AND ACQUISITIONS

In May, MTS increased its stake in the authorized capital of Ozon Holdings Ltd (OZON) from 13.7% to 16.7% through a series of transactions with minority shareholders Bernard Lukey (0.35% for USD 1.75 mln) and Index Ventures fund (2.65% for EUR 10.83 mln).

***

In July, MTS’s wholly-owned subsidiary Mobile TeleSystems B.V. acquired a 28.63% stake in MTS Bank PJSC from Sistema PJSFC for RUB 8.27 bln. As a result of the deal, MTS’s share in MTS Bank increased from 26.61% to 55.24%. Greater integration simplifies interaction between MTS and MTS Bank, speeds up the decision-making process, reduces time-to-market for digital financial products and allows better utilizing MTS’s retail networks to expand the bank’s reach.

CORPORATE NEWS

On June 28, MTS held its AGM. Shareholders approved a final annual dividend of RUB 23.4 per ordinary share (RUB 46.8 per ADR), or in total RUB 46.8 bln (RUB 46,762,117,225) based on the full-year 2017 financial results. The dividend payment was executed by August 13, 2018. AGM elected nine members to the MTS Board of Directors, four of which are independent.

***

MTS Board of Directors set the date for the Company’s EGM for September 28, 2018 with the record date to participate in the AGM on September 4, 2018. The Board recommended that the EGM approve semi-annual dividends of RUB 2.6 per ordinary MTS share (RUB 5.2 per ADR), or a total of RUB 5.2 billion (RUB 5,195,790,802.80), based on H1 2018 financial results. The Board recommended that the EGM set the record date for shareholders and ADR-holders entitled to receive dividends for the H1 2018 for October 9, 2018.

BOND ISSUANCE AND LOAN AGREEMENTS

In April, MTS issued RUB 6.8 bln exchange-traded series BO-01 bond through a secondary placement with a coupon rate of 6.85%. The bond was issued on April 3, 2013 with the initial coupon rate of 8.25%. On April 2, 2018, MTS repurchased RUB 7.4 bln.

***

In May, MTS placed commercial bonds in the amount of RUB 750 mln using blockchain smart contracts, making it the first transaction of its kind in Russia. For the transaction, the National Settlement Depository (NSD) provided its proprietary blockchain platform based on Hyperledger Fabric 1.1. The primary bond buyer was Sberbank CIS.

***

In May, MTS restructured two existing loans from Sberbank of Russia for a total amount of RUB 35 bln and signed two loan agreements with PJSC VTB Bank for a total amount of RUB 50 bln.

SHARE REPURCHASE

On July 2, MTS launched a program to repurchase shares of common stock and ADSs under authorization of the Board of Directors for an amount of up to RUB 30 bln, which includes funds used for purchasing the Company’s shares from Sistema Finance over two years. The Company may execute repurchases under the Repurchase Plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The repurchases are carried out by the Company’s wholly-owned subsidiary Bastion LLC.

TURKMENISTAN

In July, MTS filed a Request for Arbitration against the Sovereign State of Turkmenistan with the World Bank’s International Center for Settlement of Investments Disputes (“ICSID”) in order to protect its legal rights and investments in Turkmenistan. The Company’s total losses are estimated to be at least USD 750 mln.

DIGITAL NEWS

In June, at Startup Village 2018, MTS and Skolkovo signed a partnership agreement on cooperation in developing Smart City technologies. As the first step under the agreement, the partners launched an IoT pilot zone based on NB-IoT networks at the Skolkovo technopark.

***

In June, MTS and MTS Bank launched MTS Money Zero, a new credit card offering no fee cash withdrawal available for use at any ATM all over the world.

***

In July, MTS launched the first tariff plan adaptive for different IoT devices, which includes seven ready-made solutions to suit different types of smart equipment and industry features characteristic to business customers.

***

In July, MTS and Sistema Capital Asset Management launched MTS Investments, a new investment vehicle, aimed at attracting a wider range of retail investors. The financial portfolio includes four well-diversified mutual investment funds, denominated in ruble and foreign currency, that hold shares and bonds issued by Russian and international companies.

PARTNERSHIPS

In July, MTS has become the leading partner for Asus in the Russian smartphone market. Our cooperation will include promoting Asus mobile devices and developing new products, as well as exchanging information on technological trends in Russia. The agreement also sets a framework for joint marketing activities, offering our customers the opportunity to acquire Asus devices at even better price.

***

In July, MTS and MEGOGO, the world’s largest video service for Russian-speaking audiences, launched a new content model for mobile TV users, with single subscription to varied TV and video menu, affordable price and unlimited data traffic delivered across multiple devices.

***

In August, MTS and Microsoft launched cloud services based on the integrated Microsoft Azure Stack system to offer to corporate clients in Russia. Clients will get access to IaaS and PaaS services as well as unified tools for application development. They will be able to create modern hybrid applications using the capacities of MTS’s local data centers and Microsoft’s global infrastructure.

IT OUTSOURCING

In August, MTS entered the IT outsourcing market to provide corporate clients with systems integration solutions, network infrastructure and IT systems maintenance, business applications management and other services. MTS will use the expertise of its systems integrator NVision Group and over 5,000 IT specialists across Russia. The services will be provided under SLA (Service Level Agreement) lasting from one to five years.

GROUP BUSINESS PERFORMANCE

				Excl. impact of new standards
Group Highlights (RUB bln)	Q2 2018	Q2 2017	Y-o-Y Change %	Q2 2018	Y-o-Y Change %
Revenue	114.3	106.8	7.0%	114.9	7.6%
OIBDA	53.9	44.0	22.5%	46.2	5.1%
margin	47.1%	41.2%	5.9pp	40.2%	-1.0pp
Profit attributable to owners of the Company	14.3	14.7	-3.0%	15.0	2.1%
margin	12.5%	13.8%	-1.3pp	13.1%	-0.7pp

CONSOLIDATED FINANCIAL HIGHLIGHTS

MTS delivered a strong set of Q2 2018 results. Group revenue showed exceptional growth of 7.0% year-over-year and reached RUB 114.3 bln, while Group OIBDA increased by 22.5% year-over-year to RUB 53.9 bln.

Group revenue trends were supported by solid performance in the core Russian market, where MTS continued to benefit from stable competitive environment and price rationality as well as positive trends in data consumption and digital service adoption.

The Group delivered solid results in all markets of operations, and their stronger contribution to consolidated revenue. Sales of goods also continue to support overall Group revenue performance, as sales were particularly robust in Q2 due to increasing demand for advanced smartphones.

The adoption of new IFRS standards had a slightly negative effect on revenue, but boosted OIBDA improvement by an additional RUB 7.7 bln. Meanwhile, on a relative basis, OIBDA showed an impressive 5.1% year-over-year increase driven by strong top-line performance in Russia and Ukraine. OIBDA performance was suppressed mostly by higher advertising and marketing expenses in the reporting period.

The Group OIBDA margin rose to 47.1% under new IFRS standards.

MTS finished Q2 2018 with slightly lower Group net profit compared to Q2 2017. The year-over-year decrease of 3.0% was mostly attributable to the adoption of new IFRS standards.

Group OIBDA Factor Analysis (RUB bln) (7)

Group Net Profit Factor Analysis (RUB bln) (7)

LIQUIDITY AND CASH FLOW

Debt & Liquidity (RUB bln) (8)	As of June 30, 2018	As of March 31, 2018
Current portion of LT debt	60.2	72.5
LT debt	250.3	218.9
Total debt	310.5	291.5
Less:
Cash and cash equivalents	57.3	56.9
ST investments	53.0	26.4
LT deposits	0.1	—
SWAPs	5.0	2.9
Effects of hedging of non-ruble denominated debt	0.7	1.2
Net debt	194.5	204.1

(7)  Totals may differ due to rounding

(8)   Excluding lease obligations

By the end of Q2, total debt stood at RUB 310.5 bln (excluding debt issuance costs). During the reporting period, MTS issued RUB 6.8 bln exchange-traded bond through a secondary placement with a coupon rate of 6.85%; repurchased RUB 7.4 bln and placed commercial bonds in the amount of RUB 750 mln using blockchain smart contracts.

MTS continued to further optimize its debt portfolio.  In Q2 2018, the Group signed two loan agreements for a total amount of RUB 50 bln with VTB Bank, as well as reduced interest rates and increased maturity of two existing loans for a total amount of RUB 35 bln with Sberbank.

MTS’s maturity profile is consistent with its aim to maintain sufficient resources to handle its financial obligations, while simultaneously investing in its business, realizing potential M&A opportunities as ensuring a stable return to shareholders.

Debt Repayment Schedule (RUB bln)

The Net debt to LTM Adjusted OIBDA ratio (9) remained unchanged at a comfortable level of 1.1x.

Net debt to LTM Adjusted OIBDA ratio

Non-ruble debt comprised roughly 15% of the Group’s gross debt, which largely consisted of two outstanding Eurobonds due in 2020 and 2023. MTS executes a prudent approach to hedging against a weaker ruble with all bilateral loans almost fully hedged.

Gross/Net debt structure by currency (10)

Weighted average interest rates (as of June 30, 2018)

As of June 30, 2018, the weighted average interest rate decreased to 8.1% since the end of Q1 as a result of MTS’s debt portfolio optimization.

SHAREHOLDERS REMUNERATION

In June, the AGM approved a payment of dividends in the amount of RUB 23.4 per ordinary share (RUB 46.8 per ADS), or in total RUB 46.8 bln (RUB 46,762,117,225) based on the full-year 2017 financial results.

(9)  Excluding effect of new standards

(10)  Including FOREX hedging in the amount of USD 178.8 mln as of June 30, 2018

In July, the Board of Directors proposed a payment of semi-annual dividends of RUB 2.6 per ordinary share (RUB 5.2 per ADS), or in total of RUB 5.2 billion (RUB 5,195,790,802.80), based on H1 2018 financial results with a record date of October 9, 2018.

In total, in calendar year of 2018, MTS intends to pay RUB 26.0 per ordinary share (RUB 52 per ADS), in line with the last couple of years.

On July 2, 2018, MTS launched a new program to repurchase its shares and ADSs for an amount of up to RUB 30 bln over two years. This includes funds, which may be used for purchasing shares from Sistema Finance in accordance with previous repurchase programs.

Cash CAPEX Breakdown (RUB bln)	For the quarter ending June 30, 2018	For the quarter ending June 30, 2017
Russia	15.5	12.5
as % of revenue	14.6%	12.7%
Ukraine (11)	2.0	2.5
as % of revenue	26.8%	40.4%
Armenia	0.1	0.2
as % of revenue	4.4%	11.7%
Turkmenistan	—	0.05
as % of revenue	—	4.5%
Group CAPEX (11)	17.6	15.3
as % of revenue	15.4%	14.3%

In Q2 2018, capital expenditures reached RUB 17.6 bln with CAPEX/Revenue ratio 15.4%. In total, the Company spent RUB 34.2 bln in H1 2018, excluding purchases of licenses. Investments grew in Russia as the Company continued its network construction with focus on better 4G coverage.  In total, in Q2 2018, the Group built over 6,000 base stations, more than half of which were 4G base stations. The network construction was carried out throughout the territory of Russia, most actively in Moscow and Moscow region, Primorsky krai, Saint-Petersburg and Leningrad region, Tatarstan and Novosibirsky region.

MTS’ well-balanced investment approach allows the Company to maintain the most capable networks in all of its markets of operation.

Cash Flow (RUB bln)	For the first half of 2018	For the first half of 2017
Net cash provided by operating activities	70.1	64.9
Less:
Purchases of property, plant and equipment	(27.8)	(19.6)
Purchases of intangible assets(12)	(6.5)	(6.9)
Cost to obtain and fulfill contracts	(2.1)	—
Proceeds from sale of property, plant and equipment	2.3	2.5
Investments in associates	(2.1)	(0.3)
Acquisition of subsidiaries	(3.1)	—
Free cash flow	30.8	40.6

Free cash flow decreased to RUB 30.8 bln in H1 2018 from RUB 40.6 bln in H1 2017. The acquisition of several

(11)  Excluding costs of RUB 4.2 bln related to the purchase of 4G licenses in Ukraine in Q2 2018

(12)  Excluding costs of RUB 5.5 bln related to the purchase of 4G licenses in H1 2018 subsidiaries (RUB 3.1 bln), investments in OZON (RUB 2.1 bln) and higher CAPEX related to network construction resulted in a 24% downgrade to free cash flow.

RUSSIA

				Excl. impact of new standards
Russia Highlights (RUB bln)	Q2 2018	Q2 2017	Y-o-Y Change %	Q2 2018	Y-o-Y Change %
Revenue (13)	106.4	99.0	7.4%	106.9	7.9%
mobile	78.4	75.1	4.4%	78.8	5.0%
fixed	15.2	15.2	0.2%	15.2	0.2%
integrated services	1.5	1.3	20.3%	1.5	20.3%
other services	0.2	—	n/a	0.2	n/a
sales of goods	14.1	10.1	40.2%	14.1	40.2%
OIBDA	51.1	42.1	21.4%	44.2	5.1%
margin	48.0%	42.5%	5.5pp	41.4%	-1.1pp
Net profit	14.7	14.8	-0.6%	15.5	5.0%
margin	13.8%	14.9%	-1.1pp	14.5%	-0.4pp

MTS continued its strong performance in Q2 2018, as Russia Revenue increased by 7.4% year-over-year to RUB 106.4 bln driven by an increase in mobile service revenue and a growth in sales of goods of 40.2% year-over-year. All other segments - fixed-line and integrated services — also demonstrated positive dynamics.

Russia OIBDA grew 21.4% in Q2 2018 to RUB 51.1 bln mainly driven by revenue growth. Strong consumption of data and other higher-margin products drove profitability, leading to Russia OIBDA margin of 48.0%.

MTS’ mobile business delivered a strong performance with a 4.4% year-over-year revenue growth, reflecting growing data usage and overall continuous strong trends in Russian home market.

By the end of June 2018, the number of subscribers in Russia stabilized at 78.1 mln.

MTS’ fixed business showed a modest revenue growth of 0.2% year-over-year as a decrease in the fixed-telephony segment was offset by an increase in fixed broadband and pay-TV segments supported by customer growth.

Fixed-line revenue (RUB bln)	Q2 2018	Q2 2017	Change Y-o-Y%
Total	15.2	15.2	0.2%
B2C	7.7	7.5	2.5%
B2B+B2G+B2O	7.5	7.7	-2.1%

According to internal estimates, the Company’s B2C broadband and pay-tv market shares in Moscow continued to grow and reached 36.0% and 40.9% respectively by the end of Q2 2018. The number of GPON users also grew to 1.89 mln as MGTS continued to benefit from its market-leading FTTH GPON network.

Revenue from MTS’ integration business in Q2 2018 increased to RUB 1.5 bln.

Revenue contribution from other services - e-ticketing operators and cybersport club - was mainly in line with the previous quarter.

Compared with Q2 2017, sales of goods rose by 40.2% year-over-year driven by encouraging sales of handsets and accessories. Overall, Russian smartphone market continued to grow supported by sustained demand on advanced smartphones with high quality camera, contactless payment and user recognition functions. According to MTS estimates, in total, 6.2 mln smartphones for RUB 95 bln were sold in Russia in Q2 2018. Apple, Samsung and Huawei continued to dominate in the market.

In MTS Retail, sales were in line with the overall market trends. Smartphones priced between RUB 30,000 -

(13)  Net of eliminations

40,000 continued to be the fastest growing category. Sales growth was supported by the increased product range, in particular, a more diverse offering from Chinese brands. Available credits, installment payment option, trade-in and MTS cashback program also stimulated mobile handsets sales, which increased by 32.7% year-over-year to RUB 12.3 bln. Device gross margin reached 10.5%.

Handsets and Accessories Sales (RUB bln) and Gross Margin (%)

In Q2 2018, the number of stores in MTS Retail remained unchanged.

MTS Retail (# of stores at the end of the period) (14)

MTS maintained its leadership in e-commerce in Russia in 2017. According to Data Insight E-Commerce Index TOP-100 2017, shop.mts.ru was the largest among operator’s online shops in terms of online sales. In Q2 2018, MTS online sales reached RUB 1.8 bln, up 27.5% year-over-year.

The key indicators of the telecom industry development — smartphone penetration and mobile internet penetration - continued to grow at MTS and reached 67.4% and 55.4% respectively by the end of Q2 2018.

In cooperation with MTS Bank, the Group further improved its financial services. In June, MTS and MTS Bank presented a new joint credit card MTS Money Zero, featuring no fee cash withdrawal available for use at any ATM all over the world. As a result, the joint portfolio of bank cards currently includes MTS Money Zero, MTS Smart Money and MTS Money Weekend. By the end of Q2, the number of total MTS Money customers reached 4.8 mln, while total credit portfolio exceeded RUB 18.5 bln.

MTS continued to witness the growing popularity of its My MTS self-care app. The number of 1-month users reached 12.0 mln. The recent improvement of My MTS functionality includes costs online monitoring and integration of the services such as MTS Money, MTS Cashback and e-ticketing.

1-month active users of My MTS app (mln)

(14)  Including franchises

UKRAINE

				Excl. impact of new standards
Ukraine Highlights (UAH bln)	Q2 2018	Q2 2017	Y-o-Y Change %	Q2 2018	Y-o-Y Change %
Revenue	3.1	2.9	7.5%	3.2	8.7%
OIBDA	1.7	1.3	35.8%	1.5	16.5%
margin	54.9%	43.5%	11.4pp	46.6%	3.1pp
Net profit	0.5	0.5	3.2%	0.6	12.0%
margin	17.3%	18.0%	-0.7pp	18.6%	0.6pp

In Ukraine, the Group continued to witness positive revenue trend (7.5% year-over-year) mainly driven by data consumption growth supported by the 3G and 4G network roll-out as well as subscriber migration to Voice & Data tariff plans.

New IFRS standards positively impacted OIBDA, which increased to UAH 1.7 bln in Q2 2018. On like-for-like basis, excluding the impact of new accounting standards, OIBDA increased by 16.5% year-over-year on the back of the top-line growth. OIBDA margin improved to 54.9% vs. 43.5% in Q2 2017.

By the end of the reporting quarter, 3G coverage reached 82% by population. Following the acquisition of 4G licensees in H1 2018, the Group introduced 4G network in 2.6 GHz bandwidth in April and in 1.8 GHz bandwidth in July. By the end of Q2 2018, 4G network covered 13 cities and 35 smaller residential areas in Ukraine.

In Q2 2018, Group witnessed a decrease in subscribers by 2.6% year-over-year to 20.3 mln.

OTHER FOREIGN MARKETS: ARMENIA AND BELARUS

				Excl. impact of new standards
Armenia Highlights (AMD bln)	Q2 2018	Q2 2017	Y-o-Y Change %	Q2 2018	Y-o-Y Change %
Revenue	14.3	14.0	1.8%	14.3	1.8%
OIBDA	6.4	6.3	0.9%	5.8	-8.3%
margin	44.8%	45.3%	-0.5pp	40.8%	-4.5pp
Net loss	-1.9	-0.1	n/a	-1.9	n/a
margin	n/a	n/a	n/a	n/a	n/a

In Armenia, in Q2 2018, revenue accelerated slightly, to 1.8% year-over-year, which was underpinned primarily by data consumption growth on the back of growing penetration of Voice & Data tariff plans and strong sales of handsets.

OIBDA increased by 0.9% year-over-year to AMD 6.4 bln as a result of adoption of new IFRS standards. On like-for-like basis, excluding the impact of new accounting standards, OIBDA showed a negative dynamics due to additional bonuses accrued in the reporting period. The OIBDA margin reached 44.8%.

Armenia maintained its subscriber base at 2.1 mln.

				Excl. impact of new standards
Belarus Highlights (BYN mln)	Q2 2018	Q2 2017	Y-o-Y Change %	Q2 2018	Y-o-Y Change %
Revenue	212.9	183.8	15.9%	216.5	17.8%
OIBDA	119.8	87.1	37.6%	101.3	16.4%
margin	56.3%	47.4%	8.9pp	46.8%	-0.6pp
Net profit	71.7	48.0	49.4%	71.3	48.7%
margin	33.7%	26.1%	7.6pp	32.9%	6.8pp

In Belarus, the Group continued to strengthen its leadership position in terms of revenue and subscribers. In Q2 2018, Revenue grew by 15.9% year-over-year to BYN 212.9 mln, driven by continued growth in usage of data and value-added services. In May, tariff prices in Belarus increased on average by 3%. Strong sales of handsets and accessories were also supported by the launch of a two-year installment payment option.

OIBDA showed a solid double-digit year-over-year growth to BYN 119.8 mln on the back of revenue increase which in turn led to an OIBDA margin of 56.3%.

The subscriber base grew to 5.3 mln, supported by further 4G rollout in Belarus.

2018 AMENDED OUTLOOK

MTS’s financial performance will be impacted by new IFRS standards in 2018:

•                        In January 2014, IFRS 9 and 15 were issued to respectively address accounting for financial instruments and establish principles in recognizing revenue from contracts with customers. These standards came into effect from January 1st, 2018.

•                        In January 2016, IFRS 16 was issued to provide investors with greater clarity regarding the accounting for leases. Although this new standard is effective from January 1st, 2019, MTS has elected to adopt this standard early.

•                        Subsequently in 2018, MTS applied these new standards to its FY 2018 results beginning with Q1 2018 and provide the market 2018 results excluding the impact of IFRS standards for the sake of transparency and comparability with the prior periods.

Group Revenue:

For FY 2018, MTS forecasts 2-4% revenue growth, based on the following factors:

•                        Rising data consumption and weaker voice usage, due to voice-data substitution and data adoption;

•                        Competitive dynamics in distribution and reduced SIM-card sales in Russia;

•                        Expected impact of internal roaming cancellation in Russia;

•                        Increased sales of handsets in Russia;

•                        Continued growth in UAH-denominated revenues in Ukraine; and

•                        Service revenues in other foreign subsidiaries and currency volatility in relation to the Russian ruble.

Group OIBDA:

MTS anticipates that the adoption of new IFRS standards will increase OIBDA by an estimated at least RUB 25 bln in 2018. Excluding the impact of new IFRS standards, MTS anticipates ~ 2% increase for FY 2018 Group OIBDA due to the following factors:

•                        Competitive factors and on-going uncertainty over potential optimization of retail distribution;

•                        Anticipated increases in labor costs;

•                        Expected rise in spectrum costs in Russia;

•                        Market sentiment and the prospective growth in usage of high-value products like roaming;

•                        Developments in foreign subsidiaries; and

•                        Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2018 — FY 2019 CAPEX spending estimated to be RUB 160 bln, due to a number of factors:

•                        Partial investments to comply with anti-terror law in Russia;

•                        Further incremental improvements and enhancements to LTE networks;

•                        Implementation of infrastructure and spectrum sharing projects within Russia;

•                        Roll-out of LTE services in Ukraine;

•                        Evolution of commercial 5G solutions and introduction into Russian market; and

•                        Continued investments in digital products and services.

NEW IFRS STANDARDS

IFRS 9, Financial Instruments.

IFRS 9 regulates the classification and measurement of financial assets and liabilities and requires certain additional disclosures. The primary changes relate to the assessment of hedging arrangements and provisioning for potential future credit losses on financial assets as well as recognition of modification gain or loss for all revisions of estimated payments or receipts, including changes in cash flows arising from a modification or exchange of a financial liability, that does not result in its derecognition.

IFRS 15, Revenue from Contracts with Customers.

This standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. It replaced the existing standards IAS 18, Revenue, and IAS 11, Construction Contracts. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under the standard, an entity recognizes revenue when (or as) a performance obligation is satisfied, i. e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios than exists in the current guidance. The main effect of the standard on the Group’s consolidated financial statements related to the deferral of certain incremental costs incurred in acquiring or fulfilling a contract with a customer. Such contract costs are amortized over the period of benefit.

IFRS 16, Leases.

This standard principally requires lessees to recognize assets and liabilities for all leases and to present the rights and obligations associated with these leases in the statement of financial position. The standard also includes new provisions on the definition of a lease and its presentation, on disclosures in the notes, and on sale and leaseback transactions.

CONFERENCE CALL DETAILS

The conference call will start today at:

Moscow:                                            18:00

London:                                               16:00

New York:                                    11:00

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 13591738#

From Russia:

+7 495 646 93 15 (Local access)

8 800 500 98 63 (Toll free)

From the UK:

+44 20 7194 3759 (Local access)

0800 376 6183 (Toll free)

From the US:

+1 646 722 4916 (Local access)

1 844 286 0643 (Toll free)

The webcast will also be available at:

https://webcasts.eqs.com/mobiletele20180821

A replay of the conference call will be available for ten days on the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)

From the UK: +44 20 3364 5147 (Local access)

From the US: +1 646 722 4969 (Local access)

Replay pass code: 418780925#

This press release provides a summary of the key financial and operating indicators for the period ended June 30, 2018. For full disclosure materials, please visit

http://ir.mts.ru/investors/financial-center/financial-results/

CONTACT INFORMATION

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at http://ir.mts.ru/ir-blog/ and follow us on Twitter: @MTS_IR

ATTACHMENTS

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bln)	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating profit	23.9	27.6	23.0	26.8	27.6
Add: D&A	20.1	20.0	19.6	25.3	26.3
Loss from impairment of non-current assets	—	1.1	2.6	—	—
Adjusted OIBDA	44.0	48.8	45.2	52.1	53.9

Russia (RUB bln)	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating profit	24.1	28.8	25.6	26.8	27.7
Add: D&A	17.9	17.8	17.5	22.8	23.4
Loss from impairment of non-current assets	—	—	0.6	—	—
Adjusted OIBDA	42.1	46.6	43.7	49.6	51.1

Ukraine (RUB bln)	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating profit	1.2	1.2	1.5	1.2	1.8
Add: D&A	1.5	1.6	1.5	2.0	2.3
OIBDA	2.7	2.8	3.0	3.2	4.1

Armenia (RUB mln)	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating profit	222	337	271	183	150
Add: D&A	528	558	584	589	670
OIBDA	750	894	856	772	821

Turkmenistan (RUB mln)	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating profit/(loss)	221	(1,172)	(2,412)	(136)	(142)
Add: D&A	181	188	37	—	—
Loss from impairment of non-current assets	—	1,146	2,057	—	—
Adjusted OIBDA	401	163	(317)	(136)	(142)

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating margin	22.3%	24.1%	19.6%	24.8%	24.1%
Add: D&A	18.8%	17.5%	16.8%	23.5%	23.0%
Loss from impairment of non-current assets	—	1.0%	2.3%	—	—
Adjusted OIBDA margin	41.2%	42.6%	38.7%	48.3%	47.1%

Russia	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating margin	24.4%	27.1%	23.3%	26.5%	26.1%
Add: D&A	18.1%	16.7%	16.0%	22.6%	22.0%
Loss from impairment of non-current assets	—	—	0.5%	—	—
Adjusted OIBDA margin	42.5%	43.8%	39.8%	49.1%	48.0%

Ukraine	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating margin	19.4%	18.5%	22.1%	20.1%	23.8%
Add: D&A	24.1%	22.9%	21.5%	32.6%	31.1%
OIBDA margin	43.5%	41.4%	43.7%	52.8%	54.9%

Armenia	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating margin	13.4%	17.8%	15.5%	11.4%	8.2%
Add: D&A	31.9%	29.5%	33.3%	36.5%	36.7%
OIBDA margin	45.3%	47.2%	48.8%	47.9%	44.9%

Turkmenistan	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Operating margin	19.5%	n/a	n/a	n/a	n/a
Add: D&A	16.0%	18.1%	n/a	n/a	n/a
Loss from impairment of non-current assets	—	110.2%	—	—	—
Adjusted OIBDA margin	35.5%	15.7%	n/a	n/a	n/a

***

Attachment B

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, SWAPs and currency hedging.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•                                        shows traffic-generating activity or

•                                        accrues a balance for services rendered or

•                                        is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2018 AND As of December 31, 2017

(Amounts in millions of RUB)

	As of June 30,	As of December 31,
	2018	2017
NON-CURRENT ASSETS:
Property, plant and equipment	256,472	263,063
Investment property	732	407
Right-of-use assets	150,211	—
Intangible assets	129,582	113,678
Investments in associates	11,432	9,452
Deferred tax assets	6,509	5,545
Other non-current non-financial assets	1,583	2,048
Other investments	2,073	1,953
Accounts receivable (related parties)	1,127	2
Other non-current financial assets	4,623	8,890
Total non-current assets	564,344	405,038

CURRENT ASSETS:
Inventories	17,307	9,995
Trade and other receivables	30,001	28,017
Accounts receivable (related parties)	12,469	11,358
Short-term investments	52,970	50,757
VAT receivable	9,060	7,165
Income tax assets	2,594	2,838
Assets held for sale	1,461	1,276
Advances paid and prepaid expenses and other current assets	4,694	4,040
Cash and cash equivalents	57,292	30,586
Total current assets	187,848	146,032
Total assets	752,192	551,070

EQUITY:
Equity attributable to owners of the Company	109,268	120,126
Non-controlling interests	3,242	4,079
Total equity	112,510	124,205

NON-CURRENT LIABILITIES:
Borrowings	249,836	228,041
Lease obligations	141,472	11,055
Deferred tax liabilities	23,856	23,773
Provisions	3,529	2,309
Other non-current financial liabilities	770	1,048
Other non-current non-financial liabilities	2,573	3,968
Total non-current liabilities	422,036	270,194

CURRENT LIABILITIES:
Borrowings	59,973	63,673
Lease obligations	15,910	801
Provisions	7,890	9,852
Trade and other payables	93,160	47,314
Accounts payable (related parties)	1,940	1,102
Income tax liabilities	1,853	1,150
Other current financial liabilities	2,667	3,036
Other current non-financial and contract liabilities	34,253	29,743
Total current liabilities	217,646	156,671
Total equity and liabilities	752,192	551,070

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Amounts in millions of RUB except per share amount)

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Service revenue	195,062	190,168	100,236	96,725
Sales of goods	27,209	21,353	14,110	10,112
	222,271	211,521	114,346	106,837

Cost of services	(51,915)	(60,961)	(26,985)	(30,948)
Cost of goods	(24,799)	(18,854)	(13,360)	(9,293)

Selling, general and administrative expenses	(41,549)	(46,685)	(21,927)	(23,421)
Depreciation and amortization	(51,608)	(40,245)	(26,286)	(20,115)
Other operating income / (expenses)	170	(695)	728	87
Operating share of the profit of associates	1,835	1,495	1,085	714
Operating profit	54,405	45,576	27,601	23,861

Currency exchange (loss)/gains	(1,097)	1,181	(1,501)	270

Other (expenses)/income:
Finance income	2,422	2,349	1,251	1,377
Finance costs	(18,680)	(13,569)	(9,110)	(7,124)
Other income / (expenses)	1,500	(616)	30	263
Total other expenses, net	(14,758)	(11,836)	(7,829)	(5,484)

Profit before tax	38,550	34,921	18,271	18,647

Income tax expense	(8,597)	(7,456)	(3,847)	(3,778)

Profit for the period	29,953	27,465	14,424	14,869

Income for the period attributable to non-controlling interests	(249)	(255)	(142)	(140)

Profit for the period attributable to owners of the Company	29,704	27,210	14,282	14,729

Other comprehensive (loss)/income
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial loss	228	—	228	—
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	5,551	(592)	4,353	2,526
Net fair value (loss) / gain on financial instruments	(580)	869	811	601
Other comprehensive income for the period	5,199	277	5,392	3,127
Total comprehensive income for the period	35,152	27,742	19,816	17,996
Less comprehensive income for the period attributable to the noncontrolling interests	(249)	(255)	(142)	(140)

Comprehensive income for the period attributable to owners of the Company	34,903	27,487	19,674	17,856

Weighted average number of common shares outstanding, in thousands - basic	1,890,479	1,966,820	1,886,217	1,955,245
Earnings per share attributable to the Group - basic:	15.51	13.83	7.57	7.52
Weighted average number of common shares outstanding, in thousands - diluted	1,893,081	1,968,880	1,888,336	1,957,012
Earnings per share attributable to the Group - diluted:	15.48	13.82	7.56	7.52

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Amounts in millions of RUB)

	Six months ended	Six months ended
	June 30, 2018	June 30, 2017

Profit for the period	29,953	27,465

Adjustments for:
Depreciation and amortization	51,608	40,245
Finance income	(2,422)	(2,349)
Finance costs	18,680	13,569
Income tax expense	8,597	7,456
Currency exchange loss / (gain)	1,097	(1,181)
Change in fair value of financial instruments	(2,046)	104
Amortization of deferred connection fees	(1,078)	(446)
Share of the profit of associates	(1,756)	(1,167)
Inventory obsolescence expense	1,568	47
Allowance for doubtful accounts	1,445	1,475
Change in provisions	7,913	7,148
Other non-cash items	(797)	(985)

Movements in operating assets and liabilities:
Increase in trade and other receivables and contract assets	(2,357)	(2,092)
(Increase)/Decrease in inventory	(8,812)	3,037
Increase in VAT receivable	(1,804)	(1,097)
Decrease in advances paid and prepaid expenses	482	1,211
Decrease in trade and other payables, contract liabilities and other liabilities	(9,733)	(8,104)

Dividends received	1,674	1,486
Income taxes paid	(9,772)	(10,484)
Interest received	5,919	875
Interest paid, net of interest capitalised	(18,297)	(11,337)
Net cash provided by operating activities	70,062	64,876

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(3,093)	—
Purchases of property, plant and equipment	(27,753)	(19,566)
Purchases of other intangible assets	(6,484)	(6,862)
Cost to obtain and fulfill contracts	(2,085)	—
Purchases of 4G licenses in Ukraine	(5,527)	—
Proceeds from sale of property, plant and equipment and assets held for sale	2,289	2,463
Purchases of short-term and other investments	(29,404)	(32,794)
Proceeds from sale of short-term and other investments	24,112	4,017
Investments in associates	(2,101)	(320)
Cash proceeds related to SWAP contracts	49	—
NET CASH USED IN INVESTING ACTIVITIES:	(49,997)	(53,062)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans	(19,170)	(24,682)
Proceeds from loans	20,000	20,000
Repayment of notes	(8,305)	—
Proceeds from issuance of notes	27,550	20,000
Notes and debt issuance cost	(39)	(29)
Finance lease obligation principal	(6,844)	(574)
Dividends paid	(2)	—
Cash outflow under credit guarantee agreement related to foreign-currency hedge	(981)	(901)
Repurchase of own shares	(7,660)	(9,414)
Other financing activities	123	(8)
Net cash provided by financing activities	4,672	4,392

Effect of exchange rate changes on cash and cash equivalents	1,969	(404)

NET INCREASE IN CASH AND CASH EQUIVALENTS:	26,706	15,802

CASH AND CASH EQUIVALENTS, at beginning of the period	30,586	18,470

CASH AND CASH EQUIVALENTS, at end of the period	57,292	34,272

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: August 21, 2018